WESCO FINANCIAL CORPORATION
301 East Colorado Boulevard
Suite 300
Pasadena, California 91101-1901
(626) 585-6700
November 8, 2005
Ms. Nili Shah
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
1 Station Place, N.E., Stop 0510
Washington, D.C., 20549
Re:	Wesco Financial Corporation Form 10-K for the Year Ended December 31, 2004 File No. 1-4720
Dear Ms. Shah:
          The purpose of this letter is to respond to your letter dated September 27, 2005. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the point as stated in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Item 2 — Properties, page 16
1. You disclose related party leasing arrangements, such as those with Blue Chip and NICO. In future filings, if material, please disclose the amount of rental income for each of the periods for which income statements are presented. Refer to paragraph 2 of SFAS 57 for guidance.
Total affiliated rental revenues have approximated $75,000.00 in each of the three most recent years, which we believe is quantitatively and qualitatively immaterial. In the unlikely event these revenues become material in the future, we will disclose the amounts in accordance with the guidance in SFAS 57.
Management’s Discussion and Analysis, page 19
Results of Operations, page 20
2. We note that your discussion related to consolidated net income and insurance segment net income uses an “underwriting income” measure of financial performance. We believe this measure to be a non-GAAP financial measure. In future filings, please revise this disclosure to comply with item 10 of Regulation S-K. If you disagree, explain to us how use of this measure is acceptable under Item 10.

We believe you are referring to our use of the term “underwriting gain,” which appears in “Management’s Discussion and Analysis.” “Underwriting gain” represents the arithmetic difference between two line items from our 2004 consolidated statement of income, each of which is determined in accordance with GAAP: (i) insurance premiums earned and (ii) insurance losses, loss adjustment and underwriting expenses. We believe the insurance business consists of two distinct activities — underwriting and investing. Accordingly, we believe that presentation and discussion of these activities as separate components within the insurance segment is required to comply with the spirit of the SEC’s guidance on the content of “Management’s Discussion and Analysis.” In future filings, we will better define “underwriting gain” so that investors can refer to the component GAAP line items on our consolidated statement of income. We will also include each such GAAP line item in the table summarizing the results of our insurance segment operations so that investors can see our actual calculation of “underwriting gain.”
3. In future filings, please include in management’s discussion and analysis a more robust discussion of the more likely than not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. Discuss whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves and the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations. Link this discussion to the table of contractual obligations.
In future filings, we will address the items identified in your comment in connection with our discussion of the impact of the payment of claims on operating cash flows and liquidity. We will also link our discussion to the table of contractual obligations.
4. Please disclose in further detail the judgments and uncertainties surrounding the estimates related to the reserve for loss and loss adjustment expenses and the potential impact on your financial statements. In this regard, in future filings, please revise your management’s discussion and analysis to include the following information for each of your lines of business:
a) Please disclose the reserves accrued as of the latest balance sheet date presented that includes a breakout between case reserves and IBNR reserves. The total of these amounts should agree to the amount presented on the balance sheet.
b) Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
c) For each line of your longer tail business, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:
•	the number of claims pending at each balance sheet date;

•	the number of claims reported for each period presented;

•	the number of claims dismissed, settled, or otherwise resolved for each period;

•	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

•	the cost of administering the claims;

•	emerging trends that may result in future reserve adjustments; and

•	if management is unable to estimate the possible loss or range of loss, a statement to that effect.
In general, we believe our disclosures regarding loss reserves and the process of establishing loss reserves that were made in the “Critical Accounting Policies and Practices” and the “Results of Operations — Insurance Segment” sections of “Management’s Discussion and Analysis” in our 2004 Form 10-K were informative and responsive to SEC rules. Still, we appreciate your suggestions toward improving our disclosures with respect to the judgments and uncertainties surrounding the estimate of our reserve for loss and loss adjustment expenses and the potential impact on our financial statements. Accordingly, in future filings we will provide additional disclosures, as applicable, to better explain the likelihood that materially different amounts would be reported under different conditions or if we used different assumptions. We intend to provide such disclosures beginning with our annual report on Form 10-K for the year ending December 31, 2005.
Insurance Segment, page 21
5. It appears that your insurance segment accounted for 86% of your consolidated net income. In future filings, please provide information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. In this respect, please identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company. Refer to SEC Release 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.
In future filings, we will include a discussion of the key qualitative, quantitative and other factors deemed to significantly affect the variability of earnings and cash flow to provide more meaningful information to investors.

Contractual Obligations, page 27
6. In future filings, please include your loss reserve to be paid in the contractual obligation table, as it appears that these liabilities represent future legal obligations. Due to the significance of these liabilities, we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity.
In future filings, we will include insurance losses and loss adjustment expense reserves in the table of contractual obligations.
Critical Accounting Policies, page 27
7. We note that you set your claim reserves for your property catastrophe reinsurance operations based upon information you receive from the cedant. If this poses a potential for a higher degree of uncertainty related to your estimate of assumed loss reserves as compared to direct loss reserves, please include disclosures relating to your critical accounting policy of this uncertainty, including the risks associated with making estimates, and the effects and expected effects of the uncertainty on financial position and results of operations. Also in this disclosure, please disclose the following:
•	The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

•	The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;

•	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

•	What process management performs to determine the accuracy and completeness of the information received from the cedants;

•	How management resolves disputes with cedants and how often disputes occur;

•	How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology, and

•	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Based on our reinsurance business currently in effect, we do not believe that the estimates required for premiums, losses and expenses as a result of using information provided by ceding companies poses a materially higher degree of uncertainty than using information from direct business. We will continue to routinely assess whether the uncertainty inherent in such estimates is material to our results of operations and financial position and, if so, we will make appropriate disclosures in future filings. We will also disclose in future filings additional information as to the process used in determining the accuracy and completeness of the information from cedants, material information as to the resolution of disputes, how we assess the loss reserves reported by cedants, and the other items noted in your comment to the extent they are relevant and material under the circumstances.
Goodwill, page 28
8. We have read your current disclosure relating to your critical accounting policy for goodwill and have the following comments:
•	In future filings, please address material implications of uncertainties associated with your assumptions and estimates underlying your evaluation of goodwill impairment. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to SEC Release 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.
In future filings, we will address material implications of uncertainties associated with our assumptions and estimates underlying our evaluation of goodwill impairment.
•	We note that segment net income for the furniture rental segment from 2000 to 2004 was $33,371, $13,076, $2,442, $(6,257), and $5,022. We acknowledge the improvement in earnings from 2003 to 2004; however, it does not appear that the segment is performing or benefiting from the earnings experienced in 2000 or 2001. Although the assessment for impairment of goodwill is not isolated to one factor but several assumptions, please tell us what factors supported your conclusion that goodwill was not impaired as of December 31, 2004.

•	To the extent that goodwill impairment tests have identified circumstances in which goodwill impairment is likely in a future period, such as declining headroom between the fair value and the carrying value of your reporting units, please disclose such circumstances in your operating and financial review and prospects.
When we purchased CORT, a leader in the rent-to-rent furniture rental business, in early 2000, its furniture rental business was rapidly growing due to the strong U.S. economy, broad-based business expansion and the growth of IPOs and the high-tech sector.
Beginning in late 2000, however, CORT experienced a decline in new furniture rental business. Then, with the burst of the dot-com bubble, the events of September 11, and a protracted slowdown in new business formation, furniture segment revenues and earnings decreased.
We view the furniture rental business as being cyclical, with periods of expansion and contraction, thus producing uneven periodic earnings. We believe that the factors cited above, adversely impacted the cycle. We also view the affects from these factors as temporary in nature. Furthermore, CORT has continued to operate at a positive cash flow ever since our acquisition.
The decline in total furniture segment aggregate operating results during the 2000 to 2004 period reflected losses generated by a new business operation, Relocation Central Corp., which was formed shortly after we acquired CORT. This business was intended to enhance the existing core furniture rental business model and was expected to produce long-term benefits despite expected near-term operating losses. In considering whether goodwill of CORT was impaired, we believe it is appropriate to discount the short-term impact of those losses on segment earnings when evaluating the value of the business, which by its nature is based on long-term earnings expectations.
Following is a disaggregation of furniture segment operating results to illustrate the impact that the start-up operation had on total segment results. Results for the first nine months of 2005 are provided for illustration. Amounts are in millions.

						9 mo
	2000	2001	2002	2003	2004	2005
Furniture Segment net income (loss)	$33.4	$13.1	$2.4	($6.3)	$5.0	$16.3
Relocation Central net income (loss)	—	(7.0)	(8.3)	(9.0)	(7.4)	(3.5)

Net income before Relocation Central	$33.4	$20.1	$10.7	$2.7	$12.4	$19.8

Additional factors supporting the conclusion that goodwill was not impaired as of December 31, 2004 included:
•	CORT remains a leader in the rent-to-rent furniture market.

•	Assumptions used in estimating the fair value, including projections of future earnings, discount rates and other factors were believed to be reasonably conservative under the circumstances.

•	The estimated fair value of the enterprise was slightly in excess of carrying value at December 31, 2004.

•	CORT has made selected acquisitions for cash since 2000 totaling $80 million, while operating at a positive cash flow and reducing its line-of-credit and other debt by $38 million through yearend 2004.
Based on all of the foregoing, we concluded that goodwill was not impaired as of December 31, 2004. We also believe that the improved earnings trends (which, as shown above, have continued into 2005) are evidence that we made the appropriate judgment. Notwithstanding this conclusion, we will continue to monitor goodwill in the future and we will record the effects of impairment if our computations cause us to conclude that it has become impaired. In the event we believe goodwill is likely to become impaired in the future, we will disclose the circumstances in the appropriate filings.
Item 9A — Controls and Procedures, page 31
9. In future filings, please disclose, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to he disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
We will include the disclosures you have requested in our future filings.
Consolidated Balance Sheet, page 36
10. We note that you net the provision for losses and loss adjustment expenses against amounts that will be recoverable under reinsurance contracts, as discussed on page 27. Please clarify for us whether you present your provision for losses net of amounts recoverable under reinsurance contracts on your balance sheet, and if so, your basis in GAAP for doing so.
Unpaid losses and loss adjustment expenses on the consolidated balance sheet have not been reduced by expected reinsurance recoveries. Amounts recoverable from reinsurers were included in assets as a component of “accounts receivable” on the consolidated balance sheet because such amounts ($1.9 million) were not sufficiently material as of December 31, 2004 for separate line item disclosure.

The disclosure referred to on page 27 pertains to income statement presentation, not balance sheet presentation, which under SFAS 113 may be presented net of ceded reinsurance.
11. In future filings please identify on the face of the balance sheet, income statement, or statement of cash flows related party transactions and the amounts. See Article 4-08(k) of Regulation S-X for guidance.
In future filings, with respect to those items separately disclosed in our financial statements, we will identify amounts pertaining to related party or affiliated transactions. Related party or affiliated transactions that are not of sufficient materiality to be disclosed on the face of the financial statements, but that are still considered to be of qualitative significance, will be disclosed in the notes to the financial statements.
Consolidated Statement of Income, page 37
12. In future filings, please separate insurance losses and loss adjustment expenses from underwriting expenses on the income statement. Alternatively, provide this information in a footnote.
Insurance underwriting expense amounted to $12,104,000, $20,195,000 and $19,895,000 for the years 2004, 2003 and 2002. In future filings, we will report such data separately from losses and loss adjustment expenses on the statement of income.
Consolidated Statement of Cash Flows, page 39
13. We note, from your disclosures on page 23, that the majority of your revenue associated with rental furniture is derived from rental income, rather than the sale of rental furniture. Consequently, it appears that the nature of your rental furniture is more similar to that of productive assets, rather than that of inventory. In light of the above, please tell us why you classify proceeds from sales of rental furniture as an operating activity, rather than an investing activity. As part of your response, please tell us your consideration of paragraph 87 of SFAS No. 95.
The classification of proceeds from the sale of our rental furniture as an operating activity is a historical practice that reflects management’s view of the nature of the underlying activities. This approach is consistent with that followed by CORT prior to its acquisition. This approach was addressed in a comment letter that CORT received from the SEC’s staff on July 23, 1993 in connection with CORT’s initial public offering on Form S-1, and CORT’s response thereto. In its response to the comment letter, CORT explained:
“The sale of rental furniture is an operating activity of the Company. Due to the significance of such sales, representing approximately 22% of total revenue in 1992, the proceeds are presented as furniture sales revenue on the statement of operations. The book value of furniture sold is shown as the cost of the related sales revenue. This activity and presentation differ from the sales of fixed assets, the proceeds and remaining book value of which are typically not shown as operating activities but rather on a net basis as a gain or loss on the sale. Conversely, the purchase of rental furniture is considered an investing activity of the Company because it is for the acquisition of the production assets of the Company in rental activity. Such rental furniture is normally held for approximately 36 months prior to sale through clearance centers and is, therefore, properly considered an investing activity.”
CORT consistently followed this practice while a separate registrant, and we have followed this practice since acquiring CORT in early 2000.
Industrial Business, page 42
14. Please tell us and, in future filings, please disclose your revenue recognition policy for the industrial segment.
Revenues from product sales and services are recognized upon passage of title to the customer, which coincides with product shipment. We will disclose this policy in future filings.
Note 3 -Insurance Business, page 43
15. Please expand the disclosure in this footnote to include the information relating to the Company’s significant reinsurance agreements as required by SFAS 113. Include related party disclosure, describing the automatic acceptance of super-catastrophe reinsurance retrocession from Berkshire Insurance Group and your reliance on NICO to operate its insurance business. We note your disclosure that your insurance business has no employees. Also, we do not understand the implications of the “conflict of interest” risk described on page 11. Please explain to us the nature and potential magnitude of this risk and related actions taken by management to protect the company.
Wes-FIC’s operations are conducted by employees of NICO, a wholly owned subsidiary of Berkshire Hathaway, Inc. (“Berkshire”), our 80.1% stockholder. Costs for providing these services are estimated by NICO and allocated to Wes-FIC, which then reimburses NICO. These amounts have been immaterial, and we expect that they will continue to be immaterial.
Our chairman, Charles T. Munger, is also vice chairman of Berkshire, and he consults with Berkshire’s chairman, Warren Buffett, with respect to our investment decisions and major capital allocations. We are confidant that Berkshire will continue in good faith to direct our business enterprise towards the maximization of shareholder value and consistent with its goals for the AAA-rated Berkshire Hathaway Insurance

Group, of which we are a member. Should Berkshire decide to stop offering us reinsurance opportunities and the services of NICO’s employees, we believe there are still numerous opportunities for us to continue to profitably operate, including through expansion of our insurance operations through acquisitions, or through the writing of insurance and reinsurance business directly. In addition, with or without the continued assistance of Berkshire’s insurance affiliates, we would consider redeploying Wes-FIC’s assets (including through acquisitions) if other businesses were perceived to provide better economic opportunities for our shareholders than insurance.
We have not participated in any super-catastrophe reinsurance contracts for several years. Nonetheless, the procedure for the automatic acceptance of that business is in place because the window of opportunity to write such coverage and/or participate in it may be open for only a very short period of time. Our board of directors has set specific limits on our participation in such contracts so that Berkshire is always taking more risk than we do, and we believe that we can rely on the judgment of our chairman and Berkshire’s officers to bind us in any such participations.
The potential “conflict of interest” described in the prior year-end statement relates to an aviation reinsurance pool in which we participate. Another Berkshire affiliate provides excess-of-loss reinsurance to the pool (which inures to our benefit and to the benefit of unaffiliated pool participants). The pool itself is managed by a subsidiary of that other Berkshire affiliate. A conflict could arise if the pool manager decides to settle a claim, which is favorable to the excess-of-loss reinsurer at the expense of the pool participants.
We believe we are reasonably protected from such negative ramifications because a senior manager of NICO represents our 10% membership of the pool in conjunction with other unrelated pool members representing an additional 80% of pool membership who have the same exposure to this potential conflict of interest. In addition, the Berkshire affiliate that provides the excess-of-loss reinsurance to the pool is also the remaining member of the pool.
In future filings, we will expand our footnote disclosures to address the matters discussed above.
16. Based on your disclosures in note three, it appears that you have significantly revised your estimate of loss reserves recorded in prior years. In future filings, please provide further insight into the key factors that drive the reserve calculations for each line of business. Please explain the reason for your change in estimate. For each line of business, please include the following disclosures so that an investor can identify what kind of impact these key factors would have the reserves should they materially differ from what management estimated.
•	Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-

estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
•	Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

•	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

•	Explain the rationale for a change in estimate that does not correlate with claim trends.
In future filings, we will endeavor to more fully disclose factors that drive reserve calculations for each line of business, and to better explain reasons for changes in estimates. Certain disclosures also may be incorporated into “Management’s Discussion and Analysis” in response to comments 4 and 7 with respect to the disclosures concerning insurance losses and loss adjustment expense reserves as a whole.
Note 5 — Industrial Business, page 44
17. We note the claims relating to alleged contamination of soil and groundwater against Precision Brand Products. In future filings, please disclose the estimated additional loss, or range of loss, that is reasonably possible, or disclose that such an estimate cannot be made.
As of December 31, 2004, it was not possible to reasonably estimate the amount, if any, of additional loss or a range of losses relating to the alleged contamination of soil and groundwater against Precision Brand Products or Precision Steel. In future filings, we will disclose any estimate that we are able to make, but to the extent we are still unable to reasonably estimate such information, we will make a statement to that effect.

* * *

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will revise our disclosures in our Form 10-K for the year ending December 31, 2005 in response to your comments. We have also endeavored to expand our disclosures, to the extent applicable, in our Form 10-Q for the quarter ended September 30, 2005, which we filed yesterday. Should you have any questions, please contact the undersigned at (626) 585-6700.

Yours very truly,

WESCO FINANCIAL CORPORATION

/s/ Jeffrey L. Jacobson

Jeffrey L. Jacobson Vice President and Chief Financial Officer